SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Date of the Report: November 16, 2009

                        --------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 NAHAL HARIF ST., YAVNE, ISRAEL 81106
                    (Address of principal executive offices)

                        --------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]    NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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Attached hereto and incorporated by reference herein is an unoffical translation of a report which has been filed with the Israel Securities Authority by Willi Food Investments Ltd.'s ("Willi Food"), the Registrant's controlling shareholder, regarding the authorization by Willi Food's board of directors of a private placement to an institutional investor of 2,060,000 ordinary shares of Willi Food.

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Company.


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                                   SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              G. WILLI-FOOD INTERNATIONAL LTD.

                                              By: /s/ Ety Sabach
                                              ------------------
                                              Ety Sabach
                                              Chief Financial Officer

Dated: November 16, 2009


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                          WILLI-FOOD INVESTMENTS LTD.

                                                         Date: November 15, 2009

To: Israel Securities Authority
    Tel Aviv Stock Exchange

RE: PRIVATE PLACEMENT

Willi-Food Investments Ltd. (the "COMPANY"), is pleased to hereby announce that on November 13, 2009, the Company's board of directors authorized a private placement to Menora Mivtachim Holdings Ltd. of 2,060,000 ordinary shares of a nominal value of NIS 1 of the Company (the "ISSUED SHARES"), which represent approximately 21.66% of the Company's issued and outstanding share capital before their allotment, in consideration of NIS 17.0 per share and for aggregate consideration of NIS 35,020,000. After the issuance, the Issued Shares shall represent approximately 17.80% of the Company's issued and outstanding capital.

The completion of the private placement is subject to the receipt of authorizations required by law, including the publication of a report of private offering in accordance with the Securities Regulations (Private Offering of Securities in a Registered Company), 5760-2000 and the receipt of an approval from the Tel Aviv Stock Exchange Ltd. to register the shares for trading.

                                   Sincerely,

                           Willi-Food Investments Ltd.